Legal Proceedings

Following a routine examination of the Fund in 1991, the Securities and Exchange Commission (the "Commission") instituted public administrative and cease-and-desist proceedings on January 13, 1997, to determine the truth of allegations by the Commission's Division of Enforcement (the "Division") that World Money Managers ("WMM"), the Fund's investment adviser, and two of the Fund's directors and officers, Terry Coxon and Alan Sergy (collectively, the "Respondents"), violated certain provisions of federal securities laws in fiscal years 1990 through 1992. The allegations include the following: that the Respondents violated Section 206 of the Investment Advisers Act of 1940, as amended, through conduct that included improper self-dealing at the expense of the Fund; that WMM received excessive reimbursements under the Fund's Marketing and Distribution Plan (the "Marketing Plan") during the fiscal year ended January 31, 1991; that during fiscal years 1990 through 1992, the Fund's Board of Directors did not meet at the end of each quarter to review the expenses incurred under the Marketing Plan and that the reports thereon contained insufficient detail; and in April 1990, the Permanent Portfolio acquired a "call option" prohibited by the Fund's fundamental investment policies and managed the investment for the advantage of a client of an officer of the Fund. No charges have been made against the Fund. The Respondents have denied all of the allegations of the Division and are contesting the proceedings. From May 5, 1997 through May 15, 1997, an administrative hearing on these charges was held before Chief Administrative Law Judge Brenda P. Murray in San Francisco, California. Thereafter, the Division and Respondents submitted post-hearing briefs and the matter is currently under submission for decision.








                                  Exhibit 77e